February 29, 2012

Via EDGAR

Linda Cvrkel, Branch Chief
Heather Clark
United States
Securities and Exchange Commission
Washington, DC 20549

Re:	Great China Mania Holdings, Inc. Form 10-K for the year ended December 31, 2010 Filed April 15, 2011 File No. 000-54446

Dear Ms Cverkel and Ms. Clark

In response to your letter to us dated February 10, 2012 requesting additional commentary specific to the below comments,  we are submitting our responses as follows:

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 3 – Disposal of GEBD BVI, page F-8

1.   We note the changes made to your financial statements for 2009 and 2010 in response to our prior comment number one.  However, it does not appear that the company properly restated its financial statements in response to our prior comment.  In this regard, we note that the net loss from discontinued operations that should be reflected in the company’s consolidated statement of income for 2010 should be a loss of $128,991 rather than income of $338,717 as currently presented, based on the disclosures provided in Note 15.